Report of Independent Registered Public Accounting Firm


To the Board of Managers of
BNY/Ivy Multi-Strategy Hedge Fund LLC

We have examined managements assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company
Act of 1940, that BNY/Ivy Multi-Strategy Hedge Fund LLC
(the Fund) complied with the requirements of subsections
(b) and (c) of rule 17f-2 under the Investment
Company Act of 1940 (the Act) as of September 30, 2007.
Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2007, and with respect to agreement of investment fund contributions and redemptions, for the period from April 1, 2007 through September 30, 2007:

Confirmations of all investment fund positions held by the Fund directly with the underlying investment funds general partners/managing members as of September 30, 2007.

Reconciliation of all such investment fund positions to the books and records of the Fund and the Custodian.

Agreed pending investment fund contributions and redemptions for the Fund as of September 30, 2007 to the corresponding subsequent bank statements or confirmed activity with the underlying investment funds general partners/managing members.

Confirmed investment fund contributions and redemptions made by the Fund directly with the underlying investment funds general partners/managing members for the period from April 1, 2007 through September 30, 2007.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, managements assertion that BNY/Ivy
Multi-Strategy Hedge Fund LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2007, with respect to investment funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Managers of BNY/Ivy Multi-Strategy Hedge Fund LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


New York, New York
May 15, 2008




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2	OMB APPROVAL
OMB Number:	3235-0360
Certificate of Accounting of Securities and Similar
Expires:June 30, 1997
Investments in the Custody of	Estimated average burden
Management Investment Companies	hours per response 	0.05

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-21247
Date examination completed: September 30, 2007

2. State identification Number:
	AL     31382	AK     60060647	AZ     35260
	AR     60015245
	CA     308-9543	CO IC-2003-24-816
	CT     1023253	DE     43326	DC     60018128
	FL no filing required	GA    SC-MF-046588
	HI   SC-46588
	ID      56132	IL      60006093
	IN     03-0130RC
	IA      I-55257	KS  2003S0000723
	KY 60010545
	LA     119966	ME   OIC10001500
	MD   SM20030450	MA    03033980
	MI     940072	MN     R45800.1
	MS    60009337	MO    2003-00275
	MT    49893	NE     56590
	NV    	NH      NJ      MF-2390	NM     3888
	NY      	NC     33401
	ND     AK208	OH     37045OK     IC2065952
	OR     2003-295	PA    03-03-027MF
	RI	SC     MF15761	SD      39505 	TN
	RM07-1593	TX     77925
	UT    006-845947	VT     163657
	VA     137247
	WA     60034437
	WV     MF46965	WI     453928-01
	WY   22603	PUERTO RICO
	Other (specify):
3. Exact name of investment company as specified in registration statement: BNY/Ivy Multi-Strategy Hedge Fund LLC


4. Address of principal executive office {number, street, city, state. zip code}:
Joseph Murphy
200 Park Avenue New York, NY 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

I.All items must be completed by the investment company.

2.Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissions principal office in Washington, D.C.,one copy with the regional office for the region in which the investment companys principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT




Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

May 15, 2008

We, as members of management of BNY/Ivy Multi-Strategy
Hedge Fund LLC (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule
17f-2, Custody of Investments by Registered Management
Investment Companies, of the Investment Company Act of
1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2007, and from April 1, 2007 through
September 30, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2007 and from April 1, 2007 through September 30, 2007, with respect to investment funds reflected in the investment account of the Fund.


BNY/Ivy Multi-Strategy Hedge Fund LLC


By:



Joseph Murphy
President and Principal Executive Officer,
The Bank of New York Mellon
BNY/Ivy Multi-Strategy Hedge Fund LLC




Guy Nordahl
Treasurer and Principal Financial Officer,
The Bank of New York Mellon
BNY/Ivy Multi-Strategy Hedge Fund LLC